

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 28, 2020

Yacov Geva, Ph.D.
President and Chief Executive Officer
G Medical Innovations Holdings Ltd.
5 Oppenheimer St.
Rehovot 7670105, Israel

> **Re: G Medical Innovations Holdings Ltd.**
> **Amendment No. 2 to Registration Statement on Form F-1**
> **Filed October 28, 2020**
> **File No. 333-249182**

Dear Dr. Geva:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 26, 2020 letter.

Amendment No. 2 to Registration Statement on Form F-1

Prospectus Summary
Our Company, page 1

1.   We note your revised disclosures provided in response to comment one and have the following additional comments:
   * Please remove your reference to your statement that you experienced a significant increase in profitability. In this regard, we note that you are not currently profitable; and
   * Your disclosure indicates that "…your plan is for such growth in revenue to continue…" Please revise this disclosure in light of your decline in 2020 revenues as compare to 2019. In this regard, please address decline in growth for the six months

ended June 30, 2020 as compared to the same period in 2019 and the apparent decline in year over year revenues based on an estimated annualized amount for the year ended December 31, 2020 as compared to the year ended December 31, 2019. Address this comment as it relates to the similar disclosure you present in the Business section on page 58.

Exhibits

2. We note the revisions to the opinion in response to prior comment four. However, we continue to note the similar assumptions that remain in the "Opinions" paragraph. For example, we note the opinion continues to assume, or be conditioned on, that the Share Capital Reorganisation has been duly completed, that the Shareholder Resolutions have been duly adopted, that the IPO Memorandum and Articles have been duly adopted and are effective, and that the board of directors has taken all necessary corporate action to approve the issuance of the securities, the terms of the offering thereof and related matters. Please file an opinion that does not assume away corporate actions that appear to be necessary to authorize the issuance of the securities being offered.

You may contact Jeanne Bennett at 202-551-3606 or Jeanne Baker at 202-551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Jason L. Drory at 202-551-8342 or Tim Buchmiller at 202-551-3635 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: David Huberman, Esq.